SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of February 2003
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                        Form 20-F X             Form 40-F
                                 ---                     ---


          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                No X
                                ---               ---


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                                        [SANOFI~SYNTHELABO LOGO]

~Investor Relations

                                                      Paris, February 18th, 2003

                             NET PROFIT UP 27.8% AND
                       EARNINGS PER SHARE UP 28.7% IN 2002
              (before exceptional items and goodwill amortization)

o   Consolidated sales (reported basis)      :        7,448 M euros       +14.8%
o   Growth on a comparable basis             :                            +12.8%
o   R&D                                      :        1,218 M euros       +18.1%
o   Operating profit                         :        2,614 M euros       +24.1%
o   Net profit attributable to the group     :        1,759 M euros       +11.0%
o   Net profit attributable to the group     :        1,758 M euros       +27.8%
o   Earnings per share*                      :        2,42  euros         +28.7%



*before exceptional items and goodwill amortization


On February 17th, 2003, the Sanofi-Synthelabo Board of Directors examined the Group's consolidated financial statements for the year ended December 31st, 2002.

Sanofi-Synthelabo generated consolidated sales of 7,448 million euros in 2002, an increase of 14.8% on a reported basis and 12.8% on a comparable basis(1). Changes in Group structure(2) had a favorable impact of 4.5 percentage points. Currency fluctuations had an unfavorable impact of 2.5 percentage points over the full year.

Gross margin rose once again, increasing from 80.7% to 81.5% in 2002. At 2001 exchange rates, gross margin would have reached 82.1%. This growth was due in particular to a favorable product mix, with the top 15 products in the portfolio registering a 28.3% rise in sales on a reported basis. In addition, the reduction in American wholesaler inventories by Bristol Myers-Squibb led to lower growth in billings of Plavix(R) and Avapro(R) in the United States, thereby reducing the royalties earned by Sanofi-Synthelabo on these two products. Finally, the 100% consolidation of Ambien in the income statement in 2002 had no effect on gross margin.

Research and development expenses showed significant increase of 18.1% to 1,218 million euros, representing 16.4% of sales compared with 15.9% in 2001. At 2001 exchange rates, research and development expenses would have risen by around 20%. Most of this acceleration was due to the ongoing major clinical trials programs covering products already on the market and new compounds in phase III of development.

-------------------------

1    Comparable basis means constant Group structure and exchange rates.

2 Primarily, change from 49% to 100% consolidation of Lorex in the United States, change from full consolidation to 51% proportionate consolidation of Sanofi-Synthelabo-Fujisawa in Japan in 2002, and divestment of Ela Medical in 2001.

Selling and general expenses totaled 2,428 million euros, 5.3% higher than in 2001. At 2001 exchange rates, the increase in selling and general expenses would have been approximately 8%. Marketing spend on the main products in the portfolio was stepped up. Selling and general expenses remained stable in the second half of 2002 due to a high comparative base (recruitment costs incurred on the United States sales force in the second half of 2001), currency fluctuations, and adjustments to the size of the Latin American sales force to reflect the crisis in the region.

Other operating income and expenses, mainly comprising transfers of profits in respect of joint operations with our partners, showed net income of 190 million euros, against 208 million euros in 2001, a fall of 9% (at 2001 exchange rates, this fall would have been 1%). This trend was due partly to a marked rise in transfers to Bristol Myers-Squibb as a result of the strong growth recorded by Plavix(R) and Aprovel(R) in Europe, and partly to the impact of reductions in inventories of Plavix(R) and Avapro(R) by Bristol Myers-Squibb in the United States, which combined with the fall in the dollar relative to the euro led to a decline in the share paid by Bristol Myers-Squibb.

Operating profit amounted to 2,614 million euros in 2002, up by 24.1% compared with 2001, or by 30.1% at 2001 exchange rates. Operating margin was 35.1% in 2002, against 32.5% in 2001.

In 2002, the United States contributed 45% of consolidated operating profit before unallocated costs, compared with 41% in 2001. Europe accounted for 42%, against 45% in 2001.

The decline in net financial income from 102 million euros in 2001 to 85 million euros in 2002 was due to a drop in the rate of interest on investments of surplus cash. The net financial income figure for 2002 includes two items with opposite effects: a provision for impairment of 46 million euros taken against treasury shares held in connection with stock option plans, and a net foreign exchange gain of 47 million euros (5 million in 2001).

Amortization and impairment of intangible assets rose from 68 million euros in 2001 to 129 million euros in 2002, due mainly to amortization of the acquisitions of the United States rights to Avapro in October 2001 and to Ambien in April 2002.

Income taxes amounted to 746 million euros, compared with 842 million in 2001, giving an effective tax rate of 29%. From only 26% in the first half (due to the impact of Lorex and the reversal of provisions), the effective tax rate returned to 32% in the second half, close to the level normally expected.

Minority interests, which totaled 87 million euros in 2002, represent primarily the share of profits in the Lorex joint venture paid to Pharmacia in respect of the period from January 1st, 2002 to April 16th, 2002, the date on which Sanofi-Synthelabo bought out Pharmacia's 51% interest in Lorex.

Net profit attributable to the Group was 1,759 million euros, compared with 1,585 million euros in 2001 up to 11,0%. The 2001 figure included exceptional gains on the divestment of businesses.

Net profit attributable to the Group before exceptional items and goodwill amortization came to 1,758 million euros, an increase of 27.8%. At 2001 exchange rates, the increase would have been around 31%.

Earnings per share before exceptional items and goodwill amortization was 2.42 euros, 28.7% higher than the 2001 figure of 1.88 euros.

Operating cash flow before changes in working capital reached 2,260 million euros in 2002, an increase of 30.5% relative to 2001. The increase in working capital was mainly due to taxes paid in respect of the 2001 financial year and the payment on account for 2002. Total investment during the year was 1,435 million euros. This includes the acquisition of Pharmacia's 51% interest in Lorex (Ambien(R)) for 748 million euros. In addition, a total of 963 million euros was spent on the implementation of the share repurchase program authorized by the General Meeting of May 22nd, 2002.
Overall, cash and cash equivalents fell by 1,340 million euros during the year (after 207 million euros of share repurchases in connection with stock option plans). This compares with an increase of 1,225 million euros in 2001.
The balance sheet as at December 31st, 2002 showed a net cash position of 2,672 million euros, including 623 million euros of treasury shares held in connection with stock option plans.

The Board of Directors will propose to the General Meeting of May 19th, 2003 a dividend of 0.84 euros per share, an increase of 27.3% (0.66 euros in 2001).

It was also decided to propose to the Annual General Meeting of Shareholders on May 19, 2003:
- the appointment of a new independent Director, Mr. Gerard Van Kemmel, President of Novell for Europe, the Middle East and Africa,
- a change in the company by-laws to increase the age limit for the Chairman and Chief Executive Officer to 68.

Highlights since January 1st, 2002
----------------------------------

- On July 1st, 2002, Sanofi-Synthelabo has been listed on the New York Stock Exchange. Sanofi-Synthelabo shares are listed in the form of American Depositary Receipts (ADRs) under the "SNY" symbol, with each ADR representing half an ordinary share.

- The Group acquired Pharmacia's 51% interest in Lorex Pharmaceuticals, which markets Ambien(R)in the United States.

- A new indication was obtained in the United States and Europe for Plavix(R)/Iscover(R) in the treatment of patients suffering from acute coronary syndrome (unstable angina or non Q-wave myocardial infarction).

- An extension of indication was obtained in the United States and Europe for Aprovel(R)/ Avapro(R) in the treatment of diabetic nephropathy in patients with high blood pressure and type 2 diabetes.

- Arixtra(R) was registered in Europe, and launched in the United States and some European countries, in the prevention of venous thrombo-embolic events in patients undergoing major orthopedic surgery to the lower limbs, such as surgery of hip fracture and hip or knee replacement.

- In the United States, Eloxatin(R) was launched in the second-line treatment of colorectal cancer, Elitek(R) (rasburicase) in the management of plasma uric level associated with chemotherapy in pediatric patients, and Eligard(R) (1-month and 3-month formulations) in the treatment of advanced prostate cancer.

- On January 16th, 2003, following a recommendation from the independent Data Safety and Monitoring Board, the ANDROMEDA study was discontinued. This study was evaluating the tolerance of dronedarone in high-risk patients with congestive heart failure. Since then, on February 12th, 2003, the independent Data Safety and Monitoring Board has recommended continuation of the two pivotal effectiveness trials (EURIDIS and ADONIS) evaluating dronedarone in patients with atrial fibrillation.

- Sanofi-Synthelabo defended the industrial property rights of Plavix(R) in the United States, working closely with Bristol Myers-Squibb to bring patent infringement proceedings against Apotex and Dr Reddy Laboratories, after these companies filed abbreviated new drug applications with the FDA for generics of Plavix(R).

- A new patent was registered in Europe and the United States protecting the crystalline polymorphic form 2 of clopidogrel (Plavix(R)/Iscover(R)). This new patent protects the form currently marketed worldwide, and runs to 2019.

- A patent was obtained in the United States protecting until 2019 formulations that offer a specific dissolution profile for zolpidem (zolpidem MR formulation).

- Under the authority granted by the General Meeting and the Board of Directors on May 22nd, 2002 (COB note no. 02-421 dated April 19th, 2002) to buy and sell the company's shares in the light of market conditions, the Group has continued with the share repurchase program initiated in the second quarter. At end 2002, Sanofi-Synthelabo owned 16.4 million of its own shares under this program, representing 2.24% of its capital, and amounting to a total of 963 million euros. As at February 17th, 2003, the Group owned 21.5 million shares under this program, representing 2.94% of the share capital, and amounting to 1,220 million euros. At its meeting of February 17th, 2003, the Sanofi-Synthelabo Board of Directors decided to cancel all the 21.5 million shares held in connection with this program.


Outlook
-------

The Chairman, Jean-Francois Dehecq, stated :
"Barring major adverse events, Sanofi-Synthelabo expects to see in 2003:
- a similar level of consolidated sales growth, on a comparable basis(1), to that achieved in 2002.
- at an exchange rate of one euro per dollar, an increase in earnings per share of 20%, before exceptional items and goodwill amortization".
He also specified that the sensitivity of this growth rate was 1% for a 3 cent movement in the dollar exchange rate.


----------------------------------
1 Comparable basis means constant Group structure and exchange rates.



Sanofi-Synthelabo consolidated statement of income
--------------------------------------------------




In millions of euros                                                     2001                 2002               Change

Net sales                                                               6,488                 7,448              +14.8%
Gross profit                                                            5,235                 6,070              +16.0%
Research and development expenses                                      (1,031)               (1,218)             +18.1%
Selling and general expenses                                           (2,306)               (2,428)              +5.3%
Other operating income/(expense), net                                    208                   190                -8.7%
Operating profit                                                        2,106                 2,614              +24.1%
Intangibles - amortization and impairment                                (68)                 (129)                 -
Financial income/(expense), net                                          102                   85                -16.7%
Exceptional items                                                        281                   10                   -
Income taxes                                                            (842)                 (746)              -11.4%
Income from equity investees                                              14                   20                   -
Goodwill amortization                                                    (7)                   (8)                  -
Minority interests                                                       (1)                  (87)                  -
Net profit attributable to the Group                                    1,585                 1,759              +11.0%
Exceptional items and goodwill amortization (net of income              (209)                  (1)
taxes) attributable to the Group
Net income attributable to the Group before exceptional                 1,376                 1,758              +27.8%
items and goodwill amortization
Average number of shares outstanding                                 731,711,225           727,686,372              -
Earnings per share (net income attributable to the Group                 1.88                 2.42               +28.7%
before exceptional items and goodwill
amortization)                    in euros



Sanofi-Synthelabo simplified consolidated balance sheet
-------------------------------------------------------


In millions of euros
ASSETS                          Dec 31 01          Dec 31 02          LIABILITIES           Dec 31 01         Dec 31 02
                                                                      AND EQUITY

Fixed assets                       2,296              2,899           Shareholders'            5,768            6,035
                                                                      equity

Deferred income taxes               471                484            Minority                  21                17
                                                                      interests

Inventories, accounts              2,911              2,988           Other                    1,063             796
receivable & other                                                    long-term
current assets                                                        liabilities

Cash, short-term                   4,289              3,088           Accounts                 2,711            2,195
investments & deposits                                                payable &
                                                                      other current
                                                                      liabilities

                                                                      Short-term debt           404              416

Total assets                       9,967              9,459           Total                    9,967            9,459
                                                                      liabilities
                                                                      and equity



Sanofi-Synthelabo simplified consolidated statement of cash flows
-----------------------------------------------------------------


In millions of euros                                               2001                 2002

Operating cash flow before changes in working capital             1,732                2,260

Changes in working capital                                          86                 (584)

Net cash provided by operating activities                         1,818                1,676

Total investments                                                 (619)               (1,435)

Proceeds from disposal of fixed assets & other items               506                   26

Net cash used in investing activities                             (113)               (1,409)

Issuance of Sanofi-Synthelabo shares & other items                  6                    39

Dividends paid                                                    (323)                (476)

Repurchase of shares                                              (163)               (1,170)

Net cash used in financing activities                             (480)               (1,607)

Change in cash and cash equivalents                               1,225               (1,340)


Investor Relations Department
Philippe Goupit           Investor Relations Director
Isabelle Laurent          Europe
Arnaud Delepine           Europe
Sanjay Gupta              United States


Contacts:
E-mail: investor-relations@sanofi-synthelabo.com
Europe                                              United States
Tel: +33 1 53 77 45 45                              Tel.:  1 212 551 42 93
Fax: +33 1 53 77 42 96                              Fax:  1 212 551 49 10



This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France.
Investors and holders of securities issued by the company may obtain a free copy of documents filed by Sanofi-Synthelabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthelabo.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 18, 2003

                                              SANOFI-SYNTHELABO


                                              By:    /s/ Marie-Helene Laimay
                                                     -----------------------
                                              Name:  Marie-Helene Laimay
                                              Title: Senior Vice President and
                                                     Chief Financial Officer